# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EUPRAXIA PHARMACEUTICALS INC., CIK 0001581178
CUSIP: 29842P105
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 201-2067 CADBORO BAY RD., VICTORIA, BRITISH COLUMBIA, British Columbia Canada (A1), V8R 5G4
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001169253

## Reporting persons
- MANCHESTER MANAGEMENT COMPANY, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,562,971; sole dispositive power 0; shared dispositive power 5,562,971; aggregate amount beneficially owned 5,562,971 (10.4% of the class)
  Comment: (1) The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to indirectly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 20,000 Common Shares of the Issuer.
- MANCHESTER MANAGEMENT PR, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Puerto Rico (PR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,562,971; sole dispositive power 0; shared dispositive power 5,562,971; aggregate amount beneficially owned 5,562,971 (10.4% of the class)
  Comment: (1) The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to indirectly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 20,000 Common Shares of the Issuer.
- MANCHESTER EXPLORER, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,337,117; sole dispositive power 0; shared dispositive power 5,337,117; aggregate amount beneficially owned 5,337,117 (10% of the class)
- JAMES E. BESSER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 276,586; shared voting power 5,562,971; sole dispositive power 276,586; shared dispositive power 5,562,971; aggregate amount beneficially owned 5,839,557 (10.9% of the class)
  Comment: (1) The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to indirectly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 20,000 Common Shares of the Issuer.
- MORGAN C. FRANK: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 307,306; shared voting power 5,337,117; sole dispositive power 307,306; shared dispositive power 5,337,117; aggregate amount beneficially owned 5,644,423 (10.6% of the class)

## Item 1. Issuer
Name of issuer: EUPRAXIA PHARMACEUTICALS INC.
Address of issuer's principal executive offices: 201-2067 CADBORO BAY RD., VICTORIA, BRITISH COLUMBIA, CANADA, V8R 5G4

## Item 2. Person Filing
Name of person filing:
MANCHESTER MANAGEMENT COMPANY, LLC
MANCHESTER MANAGEMENT PR, LLC
MANCHESTER EXPLORER, L.P.
JAMES E. BESSER
MORGAN C. FRANK
Address of principal business office or, if none, residence:
MANCHESTER MANAGEMENT COMPANY, LLC
2 CALLE CANDINA, #1701, SAN JUAN, PUERTO RICO, 00907

MANCHESTER MANAGEMENT PR, LLC
2 CALLE CANDINA, #1701, SAN JUAN, PUERTO RICO, 00907

MANCHESTER EXPLORER, L.P.
2 CALLE CANDINA, #1701, SAN JUAN, PUERTO RICO, 00907

JAMES E. BESSER
2 CALLE CANDINA, #1701, SAN JUAN, PUERTO RICO, 00907

MORGAN C. FRANK
2 CALLE CANDINA, #1701, SAN JUAN, PUERTO RICO, 00907
Citizenship:
MANCHESTER MANAGEMENT COMPANY, LLC - Delaware
MANCHESTER MANAGEMENT PR, LLC - Other - Puerto Rico
MANCHESTER EXPLORER, L.P. - Delaware
JAMES E. BESSER - United States
MORGAN C. FRANK - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MANCHESTER MANAGEMENT COMPANY, LLC - 5,562,971
MANCHESTER MANAGEMENT PR, LLC - 5,562,971
MANCHESTER EXPLORER, L.P. - 5,337,117
JAMES E. BESSER - 5,839,557
MORGAN C. FRANK - 5,644,423
Percent of class:
MANCHESTER MANAGEMENT COMPANY, LLC - 10.4%
MANCHESTER MANAGEMENT PR, LLC - 10.4%
MANCHESTER EXPLORER, L.P. - 10.0%
JAMES E. BESSER - 10.9%
MORGAN C. FRANK - 10.6%
Sole power to vote or to direct the vote:
MANCHESTER MANAGEMENT COMPANY, LLC - 0
MANCHESTER MANAGEMENT PR, LLC - 0
MANCHESTER EXPLORER, L.P. - 0
JAMES E. BESSER - 276,586
MORGAN C. FRANK - 307,306
Shared power to vote or to direct the vote:
MANCHESTER MANAGEMENT COMPANY, LLC - 5,562,971
MANCHESTER MANAGEMENT PR, LLC - 5,562,971
MANCHESTER EXPLORER, L.P. - 5,337,117
JAMES E. BESSER - 5,562,971
MORGAN C. FRANK - 5,337,117
Sole power to dispose or to direct the disposition:
MANCHESTER MANAGEMENT COMPANY, LLC - 0
MANCHESTER MANAGEMENT PR, LLC - 0
MANCHESTER EXPLORER, L.P. - 0
JAMES E. BESSER - 276,586
MORGAN C. FRANK - 307,306
Shared power to dispose or to direct the disposition:
MANCHESTER MANAGEMENT COMPANY, LLC - 5,562,971
MANCHESTER MANAGEMENT PR, LLC - 5,562,971
MANCHESTER EXPLORER, L.P. - 5,337,117
JAMES E. BESSER - 5,562,971
MORGAN C. FRANK - 5,337,117

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G, other than those securities reported herein that James E. Besser and Morgan C. Frank have the sole power to vote, direct the vote, dispose of or direct the disposition of, are directly owned by advisory clients of Manchester Management PR, LLC. None of those advisory clients, other than Manchester Explorer, L.P., may be deemed to beneficially own more than 5% of the Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Material to be Filed as Exhibit:

Exhibit A - Joint Filing Agreement

## Signatures
- MANCHESTER MANAGEMENT COMPANY, LLC: By: /s/ James E. Besser, James E. Besser / Managing Member (11/13/2025)
- MANCHESTER MANAGEMENT PR, LLC: By: /s/ James E. Besser, James E. Besser / Managing Member (11/13/2025)
- MANCHESTER EXPLORER, L.P.: By: /s/ James E. Besser, James E. Besser / Managing Member of the General Partner (11/13/2025)
- JAMES E. BESSER: By: /s/ James E. Besser, James E. Besser / Managing Member (11/13/2025)
- MORGAN C. FRANK: MORGAN C. FRANK, By: /s/ Morgan C. Frank (11/13/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.